5
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001204821
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  VeriSign, Inc.
  0001014473
  <IRS-NUMBER>94-3221585
</SUBJECT-COMPANY>
<PERIOD>12/31/02
5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Kremian, F. Terry
   487 East Middlefield Road


   Mountain View, CA  94043
2. Issuer Name and Ticker or Trading Symbol
   VeriSign, Inc. (VRSN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   EVP and GM,
   Telecom Services Group
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     3,716          D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $4.5000                                                                                 07/01/08
(right to buy)
Non-Qualified Stock Option     $2.3700                                                                                 11/10/07
(right to buy)
Non-Qualified Stock Option     $8.6100                                                                                 08/20/09
(right to buy)
Non-Qualified Stock Option     $20.4400                                                                                10/07/09
(right to buy)
Non-Qualified Stock Option     $22.7100        02/21/02       A         180,000                           (1)          02/21/09
(right to buy)
Non-Qualified Stock Option     $28.7000                                                                                02/01/11
(right to buy)
Non-Qualified Stock Option     $45.4400                                                                                04/24/10
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   37,200                    37,200        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   46,500                    46,500        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   81,840                    81,840        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   186                       186           D   Direct
(right to buy)
Non-Qualified Stock Option     02/21/02  Common Stock                   180,000                   180,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   46,500                    46,500        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,090                    12,090        D   Direct
(right to buy)

Explanation of Responses:

(1)
25% of the total options granted vest and become exercisable one year after the date of grant and thereafter with respect to 6.25% o
f the shares each quarter until fully vested.



SIGNATURE OF REPORTING PERSON
/S/ By: Donald T Rozak Jr, as attorney-in-fact
    For: F. Terry Kremian
DATE 02/12/03